CONSENT OF RICHARD WHITE

The undersigned hereby consents to: (i) the disclosure of scientific or technical information concerning projects in the Annual Information Form for the period ended December 31, 2013 (the “AIF”) of Energy Fuels Inc. (the “Company”) being filed with the Company’s Form 40-F Annual Report for the period ended December 31, 2013, and any amendments thereto (the “Form 40-F”), with the United States Securities and Exchange Commission; and (ii) the incorporation by reference of such disclosure into (a) the Company’s Form S-8 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “S-8”), and (b) the Company’s Form F-10 Registration Statement, being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “F-10”).

I also consent to: (i) the use of my name in the AIF, the F-10, and the Form 40-F; (ii) the incorporation by reference of the Form 40-F and the AIF into the S-8; and (iii) the incorporation by reference of the Form 40-F, and the AIF into the F-10.

/s/ Richard White
Richard White

Date: March 28, 2014